UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

COLEMAN CABLE, INC.

(Name of Subject Company (Issuer))

CUBS ACQUISITION CORPORATION

SOUTHWIRE COMPANY

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

193459302

193459203

(CUSIP Number of Class of Securities)

Floyd W. Smith

Southwire Company

One Southwire Drive

Carrollton, GA 30119

(770) 832-4242

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas W. Christopher

Michael P. Brueck

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$485,430,588.40	$62,523.46

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 18,366,688 shares of common stock, par value $0.001 per share, at an offer price of $26.25 per share. The transaction value also includes (i) 433,967 shares issuable pursuant to outstanding options with an exercise price less than $26.25 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $26.25 minus such exercise price and (y) dividing such product by the offer price of $26.25 per share, and (ii) 116,137 shares of restricted common stock multiplied by the offer price of $26.25 per share. The calculation of the filing fee is based on information provided by Coleman Cable, Inc. as of December 19, 2013.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $62,523.46	Filing Party: Cubs Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: January 6, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Southwire Company, a Delaware corporation (“Parent”), and (ii) Cubs Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Coleman Cable, Inc., a Delaware corporation (the “Company”), at a price of $26.25 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated January 6, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO and the disclosure under “Summary Term Sheet” is hereby amended and supplemented by inserting the following as the fourth sentence under the heading “Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?”:

“On January 21, 2014, The David Bistricer 2013 Trust executed a joinder to the Support Agreement by and among Parent, Purchaser and The DB 2006 Trust pursuant to which the The David Bistricer 2013 Trust agreed to be bound by the terms of such Support Agreement with respect to any Shares that are subject to such Support Agreement that are transferred to The David Bistricer 2013 Trust by The DB 2006 Trust.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5(a) of the Schedule TO and the disclosure under Section 8 “Certain Information Concerning Parent and Purchaser” is hereby amended and supplemented by inserting the following after the fourth paragraph under the heading “Certain Relationships Between Parent, Purchaser and the Company” of the Schedule TO:

“On January 21, 2014, The David Bistricer 2013 Trust executed a joinder (the “Joinder”) to the Support Agreement, dated as of December 20, 2013, by and among Parent, Purchaser and The DB 2006 Trust (the “DB 2006 Support Agreement”). In compliance with Section 4.1 of the DB 2006 Support Agreement, The DB 2006 Trust is transferring all of the Shares subject to the DB 2006 Support Agreement to The David Bistricer 2013 Trust. The David Bistricer 2013 Trust agreed pursuant to the Joinder to be bound by the terms of the DB 2006 Support Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Joinder, a copy of which is filed as Exhibit (d)(9) to this Schedule TO and is incorporated herein by reference.”

Item 11. Additional Information.

Item 11 of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraph as a new paragraph after the second paragraph under the heading “Litigation”:

“On January 16, 2014, an amended complaint was filed in the case of Strougo v. Coleman Cable, Inc., et al., Case No. 9229, alleging, in addition to the prior allegations, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to run an adequate sales process and by disseminating inadequate and materially misleading disclosure in connection with the Offer, among other things.”

Item 11 of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraphs as new paragraphs after the last paragraph under the heading “Litigation”:

“On January 17, 2014, a putative class action lawsuit was filed in the Cook County Circuit Court of Illinois, docketed as IBEW Local 98 Pension Fund v. Stein, et al. The complaint names the Company, each of the members of the Board, and Parent and Purchaser as defendants. The lawsuit alleges, among other things, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to maximize stockholder value in connection with the acquisition of the Company by Parent and by disseminating deficient disclosure in connection with the Offer. The complaint also alleges that the Company, Parent and Purchaser aided and abetted the members of the Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, a declaratory judgment that the Merger Agreement is unenforceable, an injunction prohibiting the consummation of the transaction, an order requiring the members of the Board to obtain a transaction in the best interests of the stockholders and at the highest possible value, rescission (in the event the transaction is consummated) and the payment of plaintiffs’ attorneys’ fees, experts’ fees and costs.

On January 20, 2014, a putative class action lawsuit was filed in the Court of Chancery of the State of Delaware, docketed as Wilson v. Coleman Cable, Inc., et al., Case No. 9265. The complaint names the Company, each of the members of the Board, and Parent and Purchaser as defendants. The lawsuit alleges, among other things, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to maximize stockholder value in connection with the acquisition of the Company by Parent and by disseminating deficient disclosure in connection with the Offer. The complaint also alleges that Parent and Purchaser aided and abetted the members of the Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the transaction and the payment of plaintiffs’ attorneys’ fees, experts’ fees and costs.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(d)(9)	Joinder, dated January 21, 2014, by The David Bistricer 2013 Trust, to the Tender and Support Agreement, dated December 20, 2013, by and among Parent, Purchaser and The DB 2006 Trust (incorporated by reference to Exhibit (e)(20) to Amendment No. 3 to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on January 21, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUBS ACQUISITION CORPORATION

By	/s/ Floyd W. Smith
Name:	Floyd W. Smith
Title:	Secretary
Date:	January 21, 2014

SOUTHWIRE COMPANY

By	/s/ Floyd W. Smith
Name:	Floyd W. Smith
Title:	Executive Vice President, General Counsel and Corporate Secretary
Date:	January 21, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 6, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on January 6, 2014.*

(a)(5)(A)	Joint Press Release issued by Parent and the Company on December 20, 2013 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(a)(5)(B)	Joint Press Release issued by Parent and the Company on January 6, 2014.*

(a)(5)(C)	Joint Press Release issued by Parent and the Company on January 15, 2014.*

(b)(1)	Debt Commitment Letter from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of Montreal, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Macquarie Capital (USA) Inc. and MIHI LLC to Parent, dated December 20, 2013.*

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(d)(2)	Confidentiality Agreement, dated as of October 1, 2013, by and between Parent and the Company.*

(d)(3)	Exclusivity Agreement, dated as of November 15, 2013, by and between Parent and the Company.*

(d)(4)	Tender and Support Agreement by and among Parent, Purchaser and the DB 2006 Trust, dated December 20, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(d)(5)	Tender and Support Agreement by and among Parent, Purchaser, Nachum Stein, Feige Stein, The N&F Trust 766 and Hertz Hasenfeld, dated December 20, 2013 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(d)(6)	Amendment No. 1 to Tender and Support Agreement, dated December 30, 2013, by and among Parent, Purchaser, Nachum Stein, Feige Stein, Hertz Hasenfeld, Ephraim Hasenfeld and The N&F Trust 766.*

(d)(7)	Noncompetition Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman.*

(d)(8)	Consulting Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman.*

(d)(9)	Joinder, dated January 21, 2014, by The David Bistricer 2013 Trust, to the Tender and Support Agreement, dated December 20, 2013, by and among Parent, Purchaser and The DB 2006 Trust (incorporated by reference to Exhibit (e)(20) to Amendment No. 3 to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on January 21, 2014).

(g)	None.

(h)	None.

*	Previously filed.